UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into a Supplemental Agreement to a Material Contract

As previously disclosed in the Form 6-K filed on January 2, 2025, Sky KingWin Ltd (“Sky KingWin”), a wholly-owned subsidiary of Top KingWin Ltd (the “Company”), entered into certain share purchase agreement (the “SPA”) with Industry Insights Consulting LTD (the “Target”), a wholly-owned subsidiary of Sky KingWin, and Bosera Asset Management Co., Ltd., a New York company (the “Purchaser”), which is not an affiliate of the Company or any of its directors or officers. Pursuant to the SPA, the Purchaser agreed to purchase the Target in exchange for cash consideration of USD 480,000 (the “Purchase Price”), the payment of which was due by January 15, 2025.

On January 14, 2025, Sky KingWin and the Purchaser entered into a supplemental agreement to the SPA (the “Supplemental Agreement”) and stipulated that the payment date for the Purchase Price is extended until March 31, 2025 (the “Extended Payment Date”). If the Purchase Price is not fully paid by the Extended Payment Date, a penalty of 1% will be applied to the remaining unpaid balance for each day the Purchase Price is delayed. All other terms of the SPA remain unchanged.

The form of the SPA was furnished as an exhibit to the Form 6-K filed on January 2, 2025, and a copy of the Supplemental Agreement is furnished as Exhibit 99.1 to this Form 6-K. Such documents are incorporated herein by reference. The foregoing is only a brief summary of the material terms of the SPA and the Supplemental Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits

Exhibit No.	Description
99.1	Supplemental Agreement to the Share Purchase Agreement, dated January 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd

Date: January 21, 2025	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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